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                                                                      EXHIBIT 18

                               JQH ACQUISITION LLC
                               Carnegie Hall Tower
                              152 West 57th Street
                                   56th Floor
                            New York, New York 10019

                                  June 3, 2005

Special Committee of the Board of Directors of
        John Q. Hammons Hotels, Inc.
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway, Suite 900
Springfield, Missouri 65806

Gentlemen:

        JQH Acquisition LLC is pleased to present to the special committee for its approval a form of the Amended and Restated Transaction Agreement and forms of the accompanying agreements (collectively, the "Transaction Documents") as described in the Transaction Agreement, dated as of May 24, 2005 (the "Transaction Agreement"), by and among us and John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Hammons, Inc. (collectively, the "Hammons Parties"). Subject to your approval, we are prepared to enter into the Transaction Documents with the Hammons Parties substantially in the forms that they are presented herewith. We also agree not to terminate the Transaction Agreement at any time on or prior to June 14, 2005.

        In addition, we reaffirm our proposal to purchase all of the outstanding shares of Class A common stock of John Q. Hammons Hotels, Inc. at a cash purchase price of $24.00 per share previously presented to the special committee.

        We continue to look forward to working with you.

JQH ACQUISITION LLC

By:  /s/ Jonathan D. Eilian
     ----------------------
Its: Managing Member